UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[   ] SEMIANNUAL REPORT PURSUANT TO REGULATION A
 or
[X] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2019

Juva Life Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

Suite 1400 885 West Georgia Street, Vancouver, BC V6C 3E8
(Full mailing address of principal executive offices)

833-333-5882
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Special Financial Report on Form 1-SA contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Special Financial Report.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2018, contained in the Company’s Form 1-A offering statement, as filed with the Securities and Exchange Commission and qualified on August 20, 2019.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Special Financial Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis businesses in the state of California.

The Company plans to operate in the medical and recreational cannabis sectors in the State of California.  While some states in the United States, including California, have authorized the use and sale of marijuana, it remains illegal under U.S. federal law, and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company will be engaging in marijuana-related activities in the U.S., it assumes certain risks relating to conflicting state and federal laws.  The federal laws relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized when the Company starts operations in the cannabis sector.

Results of Operations for the Six Months Ended June 30, 2019 and December 31, 2018

On May 30, 2019, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with its wholly owned subsidiary, Juva Holdings (California) Ltd. (“SubCo”), a company incorporated under the laws of the State of California, USA for purposes of the merger, and Juva Life, Inc. (“Juva USA”), a company incorporated under the laws of the State of California, USA.  Under the terms of the Agreement, SubCo merged with Juva USA, the legal existence of SubCo ceased and Juva USA was the surviving entity, becoming a wholly owned subsidiary of the Company.  The Company is currently in the process of applying for a listing on the Canadian Securities Exchange (“CSE”).

The Company has completed four fiscal quarters, the financial results of which are detailed below:

	Quarter Ended June 30, 2019	Quarter Ended March 31, 2019	Quarter Ended December 31, 2018	Initial Period Ended September 30, 2018
	($)	($)	($)	($)
Net Loss	(854,519)	(753,971)	(1,178,775)	(2,237,795)
Basic and Diluted Loss Per Share	(0.01)	(0.01)	(0.02)	(0.07)

To date, the Company has not generated any revenues from its operations.  During the fiscal quarter ended June 30, 2019, the Company incurred a net loss of $854,519, primarily comprised of salaries and benefits expenses of $308,714, professional fees of $156,252, and depreciation expense of $134,741.  During the six months ended June 30, 2019, the Company incurred a net loss of $1,608,490, primarily comprised of salaries and benefits expenses of $597,251, professional fees of $311,063, and depreciation expense of $269,482. The Company anticipates that expenses will rise in connection with the Company’s continued development and focus on its operations in California.  See the discussion under the heading “Liquidity and Capital Resources” for more information.

Liquidity and Capital Resources

The Company has not begun commercial operations in California and, accordingly, the Company does not generate cash from operations. The Company finances its activities by raising equity capital from private placements and intends to acquire funding from the Regulation A, Tier 2 offering. The Company may encounter difficulty sourcing future financing.

The Company had cash of $602,496 at June 30, 2019 (December 31, 2018 - $2,358,086) and the Company had working capital of $41,835 at June 30, 2019 (December 31, 2018 - $2,269,428) (not including warrant liability and current portion of lease liability of $1,723,627 and $736,148, respectively (December 31, 2018 – warrant liability and current portion of lease liability of $1,771,393 and $nil, respectively)).

The Company defines the capital that it manages as its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

If additional funds are required, the Company plans to raise additional capital primarily through the Regulation A, Tier 2 exempt offering of its equity securities and/or private placements or debt financing.  Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements.

On April 17, 2019, the Company issued 1,542,867 units at a price of CDN $0.35 per unit for gross proceeds of CDN $540,003 (USD $400,376) pursuant to a private placement offering.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 68,285 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

On July 11, 2019, the Company issued 4,251,964 units at a price of CDN $0.35 per unit for gross proceeds of $1,488,187 (USD $1,124,031) pursuant to a private placement offering in Canada.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 90,125 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

The Company intends to complete a Regulation A, Tier 2 exempt offering of up to 57,000,000 units at a price of $0.50 per unit, for initial gross proceeds of up to $28,500,000.  Each unit is comprised of one common share, with no par value per share, and one-half of a warrant.  Each whole warrant enables the holder to purchase one additional common share at an exercise price of $0.75 per share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the warrant.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from June 29, 2018 (inception of Juva USA) through June 30, 2019, we have an accumulated deficit of $4,993,244. Currently, we intend to finance our operations through equity and debt financings.

We do not generate any cash on our own. We have funded operations with capital raised from private placements and an ongoing Tier 2 offering pursuant to the Regulation A exemption from registration under the Securities Act; however, there is no guarantee of continued funding under the Regulation A, Tier 2 offering.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, some of which are related parties.  These lease agreements are classified as operating leases since there is no transfer of risks and rewards inherent to ownership. The minimum rent payable under the leases are as follows:

Total
Within one year	$826,451
Between two and five years	3,519,907
$4,346,358

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any significant recent trends in revenues or expenses, and we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information to not be indicative of future operating results or financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

Juva Life Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by management)
(Expressed in US dollars)

	Note	June 30, 2019	December 31, 2018

ASSETS

Current assets
Cash		$602,496	$2,358,086
Prepaid expenses		4,430	68,246
Total current assets		606,926	2,426,332

Non-current assets
Deposits	5	252,730	260,645
Property and equipment	6	934,797	328,129
Intangible assets	7	83,541	83,541
Option exercise receivable	4	804,112	-
Right of use assets	12	2,064,155	-
Total non-current assets		4,139,335	672,315
Total assets		4,746,261	3,098,647

LIABILITIES
Accounts payable and accrued liabilities	8	565,091	156,904
Warrant liability	9	1,723,627	1,771,393
Current portion of lease liabilities	12	736,148	-
		3,024,866	1,928,297

Non-current liability
Lease liabilities	12	1,398,304	-
		4,423,170	1,928,297

SHAREHOLDERS’ EQUITY
Share capital	4	5,275,770	4,490,107
Reserves	4	81,132	75,509
Other comprehensive loss		(40,567)	(25,781)
Deficit		(4,993,244)	(3,369,485)
Total shareholders’ equity		323,091	1,170,350
Total liabilities and shareholders’ equity		$4,746,261	$3,098,647

Juva Life Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited – Prepared by management)
(Expressed in US dollars)

		Three months ended		Six months ended
	Note	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Expenses
Consulting fees	8	$26,219	-	53,338	$-
Rent	8	10,462	-	27,027	-
Professional fees		156,252	-	311,063	-
Salaries and benefits		308,714	-	597,251	-
Marketing and promotion		64,420	-	160,741	-
Interest expense on lease liabilities	8, 12	82,589	-	168,889	-
Depreciation	12	134,741	-	269,482
Permits		33,468	-	40,358	-
Office and administration		52,547	-	106,117	-
Operating expenses		869,412	-	1,734,266	-
Other Item:
Change in fair value of warrant liability	9	(14,893)	-	(110,507)	-
Loss for the period		$(854,519)	-	(1,623,759)	$-
Other comprehensive loss
Foreign currency translation adjustment		-	-	15,269	-

Total comprehensive loss for the period		$(854,519)	-	(1,608,490)	$-

Basic and diluted loss per common share		$(0.01)	-	(0.02)	$-

Weighted average number of common shares outstanding		77,235,413	-	64,507,926	-

Juva Life Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by management)
(Expressed in US dollars)
	Six months ended
	June 30, 2019	June 30, 2018

OPERATING ACTIVITIES
Loss for the period	$(1,623,759)	$-
Items not involving cash:
Change in fair value of warrant liability	(110,507)	-
Depreciation	269,482
Foreign exchange	(14,786)	-
Changes in non-cash working capital items:
Prepaid expenses	63,816	-
Accounts payable and accrued liabilities	408,187	-
Cash used in operating activities	(1,007,567)	-

INVESTING ACTIVITIES
Purchase of property and equipment	(606,668)	-
Deposits	7,915	-
Cash used in investing activities	(598,753)	-

FINANCING ACTIVITY
Repayment of lease liability	(199,185)	-
Proceeds received from private placement, net	49,915	-
Cash used in financing activities	(149,270)	-

Increase in cash	(1,755,590)	-
Cash, beginning of period	2,358,086	-
Cash, end of period	$602,496	$-

Juva Life Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Prepared by management)
(Expressed in US dollars)

		Share Capital
	Note	Number	Amount		Reserves		Other Comprehensive Loss		Deficit		Total Shareholders’ Equity
			$		$		$		$		$
December 31, 2017		-		-		-		-		-		-
Foreign currency translation adjustment		-		-		-		-		-		-
Loss and comprehensive loss for the period		-		-		-		-		-		-
June 30, 2018		-		-		-		-		-		-

December 31, 2018		76,103,977		4,490,107		75,509		(25,781)		(3,369,485)		1,170,350
Foreign currency translation adjustment		-		-		-		(14,786)		-		(14,786)
Private placement	4	1,542,867		412,648		-		-		-		412,648
Share issuance costs	4	-		(368,356)		5,623		-		-		(362,733)
Warrant liability	4,12	-		(62,741)		-		-		-		(62,741)
Option exercise	4	8,400,000		804,112		-		-		-		804,112
Loss and comprehensive loss for the period		-		-		-		-		(1,623,759)		(1,623,759)
June 30, 2019		86,046,844		5,275,770		81,132		(40,567)		(4,993,244)		323,091

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

1.	NATURE OF OPERATIONS

Juva Life Inc. (the “Company”) was incorporated under the laws of British Columbia on April 3, 2019.  The principal business of the Company is to acquire, own, and operate various cannabis business in the state of California. The Company’s registered office is 885 West Georgia Street, Suite 1400, Vancouver, BC V6C 3E8.

The Company is planning to operate in the medical and recreational cannabis sectors in California, USA.  While some states in the United States have authorized the use and sale of marijuana, it remains illegal under federal law and the approach to enforcement of U.S. federal laws against marijuana is subject to change.  Because the Company will be engaging in the marijuana-related activities in the US, it assumes certain risks due to conflicting state and federal laws.  The federal law relating to marijuana could be enforced at any time and this would put the Company at risk of being prosecuted and having its assets seized when the Company starts operations in the cannabis sector.

On February 7, 2019, the Company entered into a Merger Agreement (the “Agreement”) with East West Petroleum Corp. (“East West”).  Under the terms of the Agreement, East West was to acquire from the shareholders of the Company all of the common shares of the Company which are issued and outstanding as of the closing and East West was to apply to voluntarily delist from the TSX-Venture Exchange and apply for a listing on the Canadian Securities Exchange (“CSE”).

During the three months ended March 31, 2019, the Company was notified by East West that East West will not be able to secure enough shareholder votes to approve the Merger Agreement.

On May 30, 2019, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with its wholly owned subsidiary, Juva Holdings (California) Ltd. (“SubCo”), a company incorporated under the laws of the State of California, USA for purposes of the merger, and Juva Life, Inc. (“Juva USA”), a company incorporated under the laws of the State of California, USA.  Under the terms of the Agreement, SubCo merged with Juva USA, the legal existence of SubCo ceased and Juva USA was the surviving entity, becoming a wholly owned subsidiary of the Company.  The Company is currently in the process of applying for a listing on the Canadian Securities Exchange (“CSE”).

2.	GOING CONCERN

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The Company incurred a net loss of $1,608,490 during the period ended June 30, 2019.  Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

3.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the disclosures required for a complete set of annual financial statements and should be read in conjunction with the audited annual consolidated financial statements for the period from incorporation on June 29, 2018 to December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These interim condensed consolidated financial statements have been prepared on a historical cost basis. These interim condensed consolidated financial statements are presented in US dollars and all financial amounts, other than per-share amounts, are rounded to the nearest dollar. The functional currency of the Company and all of its US subsidiaries is the US dollar.  The functional currency of the Canadian subsidiary is the Canadian dollar.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and effective as of June 30, 2019.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

3.1 Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 Leases and IFRIC 4 – Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for each of its leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets will be measured at the lease liabilities amount, plus prepaid lease payments made by the Company. The Company has implemented the following accounting policies permitted under the new standard:

a)	leases of low dollar value will continue to be expensed as incurred; and
b)	the Company will not apply any grandfathering practical expedients.

As at January 1, 2019 the Company expects to recognize approximately $2,606,828 in right-of-use assets and $2,606,828 of incremental lease obligations.

The lease liabilities were discounted at a discount rate of 15% as at January 1, 2019.

New accounting policy for leases under IFRS 16

The following is the accounting policy for leases as of January 1, 2019 upon adoption of IFRS 16:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

a)	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
b)	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
c)	amounts expected to be payable under a residual value guarantee;
d)	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
e)	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
3.2 Basis of consolidation

In addition to Juva USA, as mentioned previously, these condensed consolidated interim financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries, Precision Apothecary Inc. (“Precision”) and VG Enterprises LLC (“VG”), both of which were incorporated in the state of California and 1177988 B.C. Ltd., a company incorporated in British Columbia, Canada.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The condensed consolidated interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

Where the Company’s interest is less than 100%, the interest attributable to outside shareholders is reflected in non-controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination.

4.	EQUITY

4.1 Authorized Share Capital

Unlimited number of common shares with no par value.

4.2 Shares Issued

Shares issued and outstanding as at June 30, 2019 are 86,046,844 Class A common shares

During the six months ended June 30, 2019, the Company issued:

a)
On April 17, 2019, the Company issued 1,542,867 units at a price of CDN $0.35 per unit for gross proceeds of CDN $540,003 (USD $412,648).  The units are comprised of one common share and one-half common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 68,285 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

4.3 Stock Options

During the period ended December 31, 2018 the Company adopted a Stock Option Plan (the “Plan”) whereby the maximum number of shares reserved for issue under the plan shall not exceed 9,100,000 shares. Under the Plan, the Board of Directors may from time to time authorize the grant of options to directors, employees, and consultants of the Company. Under the terms of the Plan, options will be exercisable for periods up to ten years and must have an exercise price not less than the fair market value of a share on the grant date. The term of the options granted to a 10% shareholder shall not exceed five years. Vesting provision is determined by the Board of Directors at the grant date.

During the six months ended June 30, 2019, the Company:

a)	Granted 2,675,000 stock options to directors, officers, and consultants of the Company. Each option is exercisable at CDN$0.35 for a period of 10 years; and

b)
Amended the terms of certain stock options granted during the period ended December 31, 2018 and allowed for early exercise of these stock options, with any unvested shares to be held in trust until such time as shares vest per the terms of the original agreements. The Company issued 8,400,000 common shares pursuant to exercise of stock options with exercise prices ranging from CDN$0.02 to CDN$0.055.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

A summary of the changes in stock options is presented below:

	Number of options	Weighted average exercise price
		USD $
Balance, December 31, 2018 and March 31, 2019	6,725,000	0.03
Granted	2,675,000	0.27
Cancelled	(1,000,000)	0.03
Exercised	(8,400,000)	0.02
Balance, June 30, 2019	-	-

 There were no stock options outstanding as at June 30, 2019.

4.4 Share purchase warrants

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		CDN $
Balance, December 31, 2018 and March 31, 2019	13,449,719	0.39
Granted	839,719	0.60

Balance, June 30, 2019	14,289,438	0.40

The following share purchase warrants were outstanding as at June 30, 2019:

Outstanding	Exercisable	Exercise Price	Expiry Date
		CDN $
5,200,000	5,200,000	0.05	31-Aug-19
1,974,442	1,974,442	0.60	23-Apr-20
6,275,277	6,275,277	0.60	16-May-20
839,719	839,719	0.60	17-Oct-20
2,216,107	2,216,107	0.60	29-Jan-21

16,505,545	16,505,545

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

5.	DEPOSITS

a)
During the period ended December 31, 2018, the Company entered into a letter of intent (the “LOI”) to acquire KindRub Collective (“Kind”).  As part of the LOI, the Company paid $150,000 on deposit and loaned Kind $39,090 as part of a separate management agreement.  During the three months ended March 31, 2019, the LOI was terminated.  The Company is expecting to recover the deposit and loaned funds.

b)
In connection with the acquisition of Precision, the Company assumed security deposits on certain leases totalling $32,211.  In addition, the Company paid a total of $39,344 on additional leases that it entered into during the period ended December 31, 2018.

6.	EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Cost	Equipment	Leasehold Improvements	Total
Balance, December 31, 2018	$74,436	$253,693	$328,129
Additions	116,957	489,711	606,668
Balance, June 30, 2019	$191,393	$743,404	$934,797

No amortization was taken during the period because the assets were not ready for use.

7.	INTANGIBLE ASSETS

The Company’s intangible assets include future lease rights acquired from VG in the amount of $67,014 and a domain name acquired for $16,527 for a total of $83,541.

Cost	Future lease rights	Domain name	Total
Balance, December 31, 2018 and June 30, 2019	$67,014	$16,527	$83,541

8. RELATED PARTY TRANSACTIONS AND BALANCES

Relationships	Nature of the relationship

Key management
Key management are those personnel having the authority and responsibility for planning, directing and controlling the Company and include the President and Chief Executive Officer, and Chief Financial Officer.

During the six months ended June 30, 2019, the Company had the following related party transactions:

a)	The Company paid $180,831 (2018 - $nil) in lease payments to Best Leasing Services, Inc., a company 100% owned by the CEO and a shareholder of the Company; and
b)	The Company paid $104,868 (2018 - $nil) in salaries and consulting fees to the CEO and CFO of the Company.

Included in accounts payable and accrued liabilities as at June 30, 2019 is $43,750 (2018 - $53,592) owed to the CEO and CFO of the Company.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
9.	WARRANT LIABILITY

In connection with the private placements completed during the periods ended December 31, 2018, the Company issued a total of 13,229,194 warrants exercisable at a price ranging from CDN$0.05 to CDN$0.60 per share. These warrants were assigned a fair value of $747,807 using the Black-Scholes Pricing Model.

In connection with the private placement completed during the period ended June 30, 2019, the Company issued a total of 771,434 warrants exercisable at a price of CDN$0.60 per share. These warrants were assigned a fair value of $62,741 using the Black-Scholes Pricing Model.

The fair value allocated to these warrants at June 30, 2019 was $1,723,627 (2018 - $1,771,393) and is recorded as a derivative financial liability as these warrants are exercisable in Canadian dollars, differing from the Company’s functional currency. The change in fair value totalling $110,507 is recognized in the condensed consolidated interim statements of loss and comprehensive loss for the period ended June 30, 2019.

The fair value of the warrants is calculated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of a Company’s shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company’s warrants.

The Company used the following assumptions to estimate the fair value of the warrant liability of the warrants granted during the period ended December 31, 2018:

June 30, 2019
Expected warrant life	0.82 years
Expected stock price volatility	100%
Dividend payment during life of warrant	Nil
Expected forfeiture rate	Nil
Risk free interest rate	2.19%
Exercise price	CAD $0.05
Share price	CAD $0.35

The Company used the following assumptions to estimate the fair value of the warrant liability of the warrants granted during the period ended June 30, 2019:

June 30, 2019
Expected warrant life	1.46 years
Expected stock price volatility	100%
Dividend payment during life of warrant	Nil
Expected forfeiture rate	Nil
Risk free interest rate	1.51%
Exercise price	CAD $0.60
Share price	CAD $0.35

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

10.	MANAGEMENT OF CAPITAL

The Company defines the capital that it manages as its shareholders’ equity.

The Company’s objective when managing capital is to maintain corporate and administrative functions necessary to support the Company’s operations and corporate functions; and to seek out and acquire new projects of merit.

The Company manages its capital structure in a manner that provides sufficient funding for operational and capital expenditure activities.  Funds are secured, when necessary, through debt funding or equity capital raised by means of private placements.  There can be no assurances that the Company will be able to obtain debt or equity capital in the case of working capital deficits.

The Company does not pay dividends and has no long-term debt or bank credit facility. The Company is not subject to any externally imposed capital requirements.

11.	RISK MANAGEMENT

11.1       Financial Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

a)	Capital Risk
The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain operations. The capital structure of the Company consists of items in shareholders’ equity.

b)	Credit Risk
Credit risk is the risk that a counter party will be unable to pay any amounts owed to the Company. Management’s assessment of the Company’s exposure to credit risk is low.

c)	Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due. As at June 30, 2019 the Company has working capital of $41,835 (excluding the warrant liability and the current portion of lease obligations) (2018 - $2,269,428), and it does not have any long-term monetary liabilities. The Company may seek additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2019, the Company had cash of $602,496 (2018 – $2,358,086) and accounts payable and accrued liabilities of $565,091 (2018 - $260,645).

d)	Market Risk

Market risk incorporates a range of risks. Movements in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is not exposed to these risks.

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

11.2  Fair Values

The carrying values of cash, accounts payable and accrued liabilities and shareholders’ loan approximate their fair values due to their short-term to maturity.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are not observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value of warrant liability is based on level 3 inputs of the fair value hierarchy.

12.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-Use Assets

Property Leases
Cost:
At December 31, 2018	$-
Adjustment on initial adoption of IFRS 16 (Note 3)	2,333,637
At June 30, 2019	2,333,637

Depreciation:
At December 31, 2018	-
Charge for the period	269,482
At June 30, 2019	269,482

Net Book Value:
At December 31, 2018	-
At June 30, 2019	$2,064,155

Depreciation of right-of-use assets is calculated using the straight-line method of the remaining lease term.

Lease Liabilities

Lease liabilities recognized as of January 1, 2019	$2,333,637
Lease payments made	(368,074)
Interest expense on lease liabilities	168,889
2,134,452
Less: current portion	(736,148)
At June 30, 2019	$1,398,304

Juva Life Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)

13.	COMMITMENT

The Company has entered into the following agreements:

The commercial premises from which the Company carries out its operations are leased from multiple groups, all of which are related parties.  These lease agreements are classified as operating leases since there is no transfer of risks and rewards inherent to ownership. The minimum rent payable under the leases are as follows:

Total

Within one year	$826,451
Between two and five years	3,519,907
$4,346,358

14.	SUBSEQUENT EVENTS

a)
On July 11, 2019, the company completed a non-brokered private placement of 4,251,964 units at a price of $0.35 per unit for gross proceeds of $1,488,187.  The units are comprised of one common share and one-half common share purchase warrant.  Each warrant is exercisable at CDN $0.60 for a period of 18 months.  In connection with this financing, the Company paid finders’ fees of 7% on a portion of the gross proceeds and issued 90,125 finders’ warrants, with each warrant entitling the holder to purchase one common share of the Company at a price of CDN $0.60 for a period of 18 months after issuance.

b)
The Company intends to complete a Regulation A, Tier 2 exempt offering of 57,000,000 units at a price of $0.50 per unit for gross proceeds of $28,500,000.  Each unit is comprised of one common share , with no par value per share, and one-half of a warrant.  Each whole warrant enables the holder to purchase one additional common share at an exercise price of $0.75 per share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.

 Item 4. Exhibits
Exhibit No.	Description
EX1A-2.1#	Notice of Articles of Juva Life Inc.

EX1A-2.2#	Articles of Juva Life Inc.

EX1A-4.1#	Form of Subscription Agreement.

EX1A-4.2#	Form of Common Share Purchase Warrant.

EX1A-6.1#	Consulting Agreement dated August 24, 2018 between Juva Life, Inc. and Mathew Lee.

EX1A-6.2#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the San Juan facility.

EX1A-6.3#	Standard Industrial/Commercial Single-Tenant Lease between Ramundy Springfield and Juva Life, Inc. for the Navy Drive facility.

EX1A-6.4#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Clawiter Road facility.

EX1A-6.5#	Standard Sublease between Best Leasing Services, Inc. and Juva Life, Inc. for the Enterprise Avenue facility.

EX1A-6.6#	Standard Industrial/Commercial Multi-Tenant Lease between William J. Stoesser and Juva Life, Inc. for the Convention Way facility.

EXA1-6.7#	Consulting Agreement dated August 24, 2018 between Juva Life, Inc. and Drivon Consulting.

EX1A-6.8#	Consulting Agreement dated August 1, 2018 between Juva Life, Inc. and Jackson and Main, LLC.

EX1A-6.9#	Broker-Dealer Agreement dated June 25, 2019 between Juva Life Inc. and Dalmore Group, LLC.

EX1A-6.10#	Consulting Agreement dated June 24, 2019 between Juva Life Inc. and DALV Consulting, LLC.

EX1A-6.11#	Juva Life Inc. 2019 Equity Incentive Plan.

EX1A-7.1#	Agreement and Plan of Merger dated May 15, 2019, by and among Juva Life Inc., Juva Life, Inc., and Juva Holdings (California) Ltd.

EX1A-10.1#	Power of Attorney.

EX1A-11.1#	Consent of Davidson & Company LLP.

EX1A-14.1#	Appointment of Agent for Service of Process.

# Filed as an exhibit to the Regulation A Offering Statement on Form 1-A filed with the United States Securities and Exchange Commission (Commission File No. 024-11014), qualified on August 20, 2019, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Juva Life Inc.

By:	/s/ Douglas Chloupek
Name: Douglas Chloupek
Title: Chief Executive Officer

Date: February 20, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Douglas Chloupek	Date: February 20, 2020
Name: Douglas Chloupek Title: Chief Executive Officer (Principal Executive Officer)

/s/ Mathew Lee	Date: February 20, 2020
Name: Mathew Lee Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)